EXHIBIT 4.40
MANAGEMENT SERVICES AGREEMENT
THIS AGREEMENT is dated for reference the 1st day of February, 2006
BETWEEN:
KHD HUMBOLDT WEDAG INTERNATIONAL LTD., a corporation continued under the laws of British Columbia
(“KHD”)
AND:
MASS FINANCIAL CORP., a company continued under the laws of Barbados
(“Mass”)
WHEREAS:
A. Pursuant to a Restructuring Agreement, dated December 29, 2005 (the “Restructuring Agreement”), between KHD and Mass, KHD agreed to distribute certain assets of its financial services business segment (the “Financial Services Business”) to its shareholders;
B. Pursuant to the Restructuring Agreement, KHD agreed to transfer to Mass its interests in certain subsidiaries, which are involved or related to the Financial Services Business and not complimentary to industrial and engineering services business segment (the “Industrial and Engineering Services Business”), except for MFC Merchant Bank S.A. (and its Swiss affiliates) and its passive royalty interest in an iron ore mine (the “Excluded Assets”);
C. Mass, by and through its officers, employees, agents, representatives and affiliates, has expertise in the areas of corporate management, finance, investment, acquisitions and other matters related to the operation of the Excluded Assets;
D. KHD wishes Mass to perform certain management services for KHD in connection with the Excluded Assets and KHD wishes to compensate Mass for the performance of such management services; and
E. KHD and Mass wish to enter into this Agreement setting out the terms and conditions on which the management services will be carried out;
NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the premises and the respective covenants and agreements herein contained, the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION
1.1  Definitions
In this Agreement, unless the subject matter or context is inconsistent therewith:
(a)	“Bank Assets” has the meaning ascribed thereto in Section 6.1 of this Agreement;

(b)	“Bank Services” means the management services to be provided by Mass to KHD in connection with the operation of MFC Merchant Bank, as detailed in Schedule A attached hereto;

(c)	“Bank Shares” has the meaning ascribed thereto in Section 6.1 of this Agreement;

(d)	“Business Day” means a day other than a Saturday, Sunday or a civic or statutory holiday in Vancouver, British Columbia;

(e)	“Cade” means Cade Struktur Corporation, a corporation existing under the laws of Yukon;

(f)	“Confidential Information” includes without limitation any business, technical or other information disclosed by a party and relating to such party’s operations, plans, strategy, finances, development, know-how, trade secrets or employees, and which, at the time of disclosure, is designated as confidential, is disclosed in circumstances of confidence, or would be understood by the receiving party, exercising reasonable business judgment, to be confidential;

(g)	“Financial Services Business” has the meaning ascribed thereto in Recital A of this Agreement;

(h)	“Industrial and Engineering Services Business” has the meaning ascribed thereto in Recital B of this Agreement;

(i)	“MFC Merchant Bank” means MFC Merchant Bank SA, an entity existing under the laws of Switzerland;

(j)	“Notice” has the meaning ascribed thereto in Section 6.1 of this Agreement;

(k)	“Offer Terms” has the meaning ascribed thereto in Section 6.1 of this Agreement;

(l)	“Offered Price” has the meaning ascribed thereto in Section 6.1 of this Agreement;

(m)	“Offeror” has the meaning ascribed thereto in Section 6.1 of this Agreement;

(n)	“Restructuring Agreement” has the meaning ascribed thereto in Recital A of this Agreement;

(o)	“Right of First Refusal” has the meaning ascribed thereto in Section 6.1 of this Agreement;

(p)	“Royalty Services” means the management services to be provided by Mass to KHD in connection with the review, supervision and monitoring of the royalty provided to Cade in connection with the Wabush Mine;

(q)	“Services” includes the Bank Services and the Royalty Services;

(r)	“Standard” means the higher of:
(i)	the standard implied or imposed by law or in equity,

(ii)	the standard in the applicable industry or discipline,

(iii)	the standard prescribed by the provisions of or incorporated in this Agreement, and

(iv)	the standard that may be agreed to by KHD and Mass from time to time.
(s)	“Term” has the meaning ascribed thereto in Section 7.1 of this Agreement; and

(t)	“Wabush Mine” means the mine that is operated by Cliffs Mining Company Inc. (or its assignee or successor) on the lands governed by the Amendment and Consolidation of Mining Leases, dated September 2, 1959, and the Knoll Lake Mining Lease, dated May 17, 1962, as each has been or may be amended from time to time (and all related agreements), between Cade (the assignee or successor to Canadian Javelin Limited) and Wabush Iron Co. Limited, Dofasco Inc. and Stelco Inc. (the assignee or successor to Wabush Iron Co. Limited).
1.2	Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise stated.

1.3	Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles, sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4	Number, etc.

Unless the subject matter or context requires the contrary, words importing the singular number only shall include the plural and vice versa; words importing the use of any gender shall include all genders; and words importing persons shall include natural persons, firms, trusts, partnerships and corporations.

1.5	Date for Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6	Entire Agreement

This Agreement constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations, and discussions, whether oral or written, between the parties hereto with respect to the subject matter hereof. There are no representations, warranties, covenants or conditions with respect to the subject matter hereof except as contained herein.
ARTICLE 2
THE SERVICES
2.1	Engagement

Effective as of February 1, 2006, KHD hereby engages Mass to perform the Services for KHD and Mass hereby accepts such engagement and agrees to perform the Services for KHD, upon and subject to the terms and conditions set forth in this Agreement.

2.2	Services
(a)	Mass shall provide the Bank Services and the Royalty Services to KHD in accordance with the provisions and stipulations of this Agreement.

(b)	Mass shall have the right to engage the services of third party contractors to perform some or all of the Services without the prior consent of KHD, provided that Mass causes such contractors to perform the Services in accordance with the terms and conditions of this Agreement. No subcontracting shall release Mass from its responsibility for its obligations under this Agreement. Mass shall be responsible for all payments to all such third party contractors.

(c)	Mass shall, for the benefit of KHD, provide the Services to the Standard and shall at all times comply with and perform to the Standard.

(d)	Except as otherwise specifically provided for herein, KHD shall provide all equipment, supplies and materials necessary in connection with providing and carrying out the Services.

(e)	Mass, while on KHD’s premises, shall (i) comply, and cause its respective representatives to comply with, the reasonable requests, standard rules and regulations of KHD regarding security, safety and health and personal and professional conduct generally applicable to such premises (and of which Mass has received prior notice) and (ii) otherwise conduct themselves in a businesslike manner.

(f)	Mass shall appoint individuals to perform the Services with suitable training and skills to perform the Services.

(g)	In the event KHD determines that a particular individual appointed by Mass to perform the Services is not conducting himself or herself in accordance with this Agreement, KHD may notify Mass of such conduct. Upon receipt of such notice, Mass shall promptly investigate the matter and take appropriate action which may include (i) removing the applicable person from the performance of the Services and providing KHD with prompt notice of such removal, and replacing the applicable person with a similarly qualified individual, or (ii) taking other appropriate disciplinary action to prevent a recurrence. In the event there are repeat violations of these provisions by a particular member of Mass, Mass shall promptly remove the individual from the performance of the Services.
2.3	Reporting and Contract Administration
(a)	Mass shall provide KHD with reports regarding the performance of the Services at such intervals as KHD may reasonably request and such reports shall be in a form acceptable to KHD and shall contain such information and details as KHD may require from time to time.

(b)	The parties will participate in regularly scheduled review meetings, at mutually agreed to locations, or through teleconferences, as determined by the parties, to review the performance of the Services.

(c)	Each party shall designate one individual as a contract manager, who shall be that party’s primary point of contact for all questions and issues relating to this Agreement. Each such contract manager shall have overall responsibility for managing and coordinating performance of that party’s obligations under this Agreement and shall be authorized to act for and on behalf of that party with respect to all matters relating to this Agreement. Each party recognizes the benefits inherent in maintaining the continuity of contract management personnel under this Agreement and agrees to use reasonable commercial efforts to maintain its contract management personnel under this Agreement throughout the Term.
2.4	Audit and Regulatory Requirements

Mass shall assist KHD in meeting its audit and regulatory requirements, as they relate to the Services, to enable KHD, government authorities and KHD’s auditors to comply with and satisfy any applicable regulatory requirements and to conduct appropriate audits.

2.5	Compensation
(a)	In consideration of the provision of the Services, KHD shall pay Mass the compensation set out in Schedule B attached hereto.

(b)	Except where approved by Mass, KHD shall be responsible for reimbursement for Mass’s reasonable disbursements, expenses, costs and overhead in connection with the provision of the Services. Mass shall keep proper accounts and records of all disbursements, expenses, costs, overhead and other expenditures made in connection with the Services and all invoices, receipts and vouchers relating thereto. All expenses in excess of $25,000 shall be pre-approved by KHD.
2.6	Books and Records

Mass shall keep proper accounts and records of all expenditures made by it in connection with the performance of the Services and all invoices, receipts and vouchers relating thereto.

2.7	Devotion to Agreement

During the term of this Agreement, Mass shall devote sufficient time, attention, and ability as is reasonably necessary for the proper performance of the Services. Nothing contained herein shall be deemed to require Mass to devote its exclusive time, attention and ability to the performance of the Services. During the term of this Agreement, Mass shall cause each of its agents assigned to performance of the Services to:
(a)	at all times perform the services faithfully, diligently and to the best of their abilities; and

(b)	devote such of its time, labour and attention as is necessary for the proper performance of the Services.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES
3.1	Mutual Representations and Warranties

Each party represents and warrants to the other party as follows and acknowledges that the other party is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:
(a)	it is duly incorporated and validly existing under the laws of its jurisdiction of incorporation and has the corporate power and authority to own or lease its property and assets and to carry on its business as now conducted by it;

(b)	the execution and delivery of this Agreement by it, including all matters contemplated hereby, have been authorized by all necessary corporate action and it has the corporate power and authority to enter into and perform its obligations under this Agreement;

(c)	it has duly executed and delivered this Agreement and this Agreement is a valid and binding agreement enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and to general principles of equity; and
(d)	the execution and delivery of this Agreement and the completion of the transactions contemplated hereby do not now and will not:
(i)	conflict with, or result in a breach of, or create a state of facts which after notice or lapse of time or both results or may result in a breach of, any of the terms, conditions or provisions of its constating documents or the constating documents of any of its subsidiaries or any material agreement, instrument, licence, permit, undertaking, commitment or understanding to which it or any of its subsidiaries is a party or by which it is bound; or

(ii)	violate any provision of law or administrative regulation or any judicial or administrative award, judgment or decree applicable and known to it (after due inquiry), the breach of which would have a material adverse effect on it.
3.2	Representations and Warranties of Mass

Mass hereby represents and warrants that it has the executive staff and expertise to provide the Services, and in consideration of the compensation payable to it pursuant to this Agreement, Mass shall carry out the Services with due diligence and care.
ARTICLE 4
OTHER AGREEMENTS AND COVENANTS
4.1	Co-operation, Consents and Approvals

Each party shall, and shall cause its subsidiaries to, co-operate and use their respective reasonable commercial efforts to obtain all authorizations, waivers, exemptions, consents, orders and other approvals from domestic or foreign courts, governmental or regulatory agencies, boards, commissions or other authorities, shareholders and third parties as are necessary for the consummation of the transactions contemplated by this Agreement.

4.2	Compliance With and Changes in Law
(a)	Each party will comply with all applicable laws, regulations and statutory requirements, and advise the other of changes in laws that concern the conduct of its business and affect performance of the Services.

(b)	KHD shall be responsible for promptly identifying and notifying Mass of any changes in law relating to any banking regulatory requirements applicable to MFC Merchant Bank that may relate to Mass’s delivery or KHD’s receipt of or use of the Services. The parties shall work together to identify the impact of such changes on how KHD receives and uses, and Mass delivers, the Services. KHD shall be responsible for any fines and penalties arising from any noncompliance by KHD or Mass with any such changes in law relating to the Services; provided, however, that Mass shall be responsible for any fines and penalties arising from any noncompliance by Mass to the extent KHD has notified Mass of a change in law and Mass failed to comply with such change in law even though it had a reasonable period of time after notification from KHD in which to comply with such change in law.
4.3	Cooperation with Third Parties

Mass shall cooperate with any independent third party service providers of KHD; provided, however, that (i) such cooperation does not impact the Services or Mass’s ability to meet the Standard and (ii) Mass shall not be required to disclose any of its Confidential Information to such third party service provider unless such third party executes a confidentiality agreement and such thirty party’s use of such Confidential Information is solely for the benefit of KHD.
4.4	Public Announcements

No news release or other public announcement concerning this Agreement shall be made by any party hereto without the prior consent of the other, such consent not to be unreasonably withheld; provided, however, that any party may without such consent make such disclosure as may be required by any stock exchange on which its securities are listed or by any securities legislation or any regulatory authority having jurisdiction over such party and, if such disclosure is required, the party making the disclosure shall use reasonable efforts to give prior oral or written notice to the other party and an opportunity to allow the other party to comment on the disclosure.

4.5	Confidential Information
(a)	Mass and KHD each agree not to use any Confidential Information disclosed to it by the other party for its own use or for any purpose other than to fulfil their respective obligations related to this Agreement. Neither party will disclose or permit disclosure of any Confidential Information of the other party to third parties. Each party will ensure that the Confidential Information of the other party is disclosed only to the extent required to fulfil their respective obligations hereunder and only to: (i) those of its directors, officers, employees consultants or agents who need to have the information in order to fulfil their obligations in relation to this Agreement and (ii) who have executed written agreements obligating them to protect the Confidential Information of the disclosing party in a manner materially similar to the terms of this Section. Each party will exercise a standard of care to protect the secrecy of, and avoid the disclosure or unauthorized use of, the Confidential Information of the disclosing party that is not less than a reasonable standard of care. Each party will notify the other party in writing as soon as possible of any actual or suspected misuse, misappropriation or unauthorized disclosure of Confidential Information and the notifying party will take all reasonable steps to reduce or prevent such disclosure.

(b)	Each party shall return all Confidential Information of the other party in its possession or under its control immediately upon demand, except where retention of that Confidential Information is required by applicable law.
4.6	Unauthorized Acts

Each party shall: (i) promptly notify the other party of any unauthorized possession, use or knowledge, or attempt thereof, of the other party’s Confidential Information by any person or entity that may become known to such party, including any incidents involving a breach of security and any incidents that might indicate or lead to a threat to, or weakness in, security; (ii) promptly furnish to the other party full details of the unauthorized possession, use or knowledge, or attempt thereof, and assist the other party in investigating or preventing the recurrence of any unauthorized possession, use or knowledge, or attempt thereof, of Confidential Information; (iii) cooperate with the other party in any litigation and investigation against third parties deemed necessary by the other party to protect its proprietary rights; and (iv) promptly use commercially reasonable efforts to prevent a recurrence of any such unauthorized possession, use or knowledge, or attempt thereof, of Confidential Information.

4.7	Injunction

Each party recognizes that its disclosure or inappropriate use of Confidential Information of the other party may give rise to irreparable injury to such party and acknowledges that remedies other than injunctive relief may not be adequate. Accordingly, each party has the right to equitable and injunctive relief to prevent the unauthorized possession, use, disclosure or knowledge of any Confidential Information, as well as to such damages or other relief as is occasioned by such unauthorized possession, use, disclosure or knowledge.

4.8	Personal Information

In the event the Services require the access to or use of personal data, each party shall be responsible for taking all necessary steps required by applicable law to ensure the protection of the privacy of such personal data to be accessed or used. In the event that applicable law requires registration with or consents of a governmental authority, KHD shall register, or cause such registration, with such governmental authority, or obtain such consents, unless applicable law otherwise requires.
ARTICLE 5
INDEMNITY
5.1	Indemnity by Mass

Mass hereby agrees to indemnify, defend and hold harmless KHD from and against any and all claims, demands, losses, liabilities, actions, lawsuits and other proceedings, judgments and awards, and costs and expenses (including reasonable legal fees on a solicitor and his own client full indemnity basis), arising directly or indirectly, in whole or in part, out of the gross negligence or any wilful act or omission of Mass, or of any of its officers, directors, agents or employees, in connection with this Agreement or the Services.
5.2	Indemnity by KHD

KHD hereby agrees to indemnify, defend and hold harmless Mass and its officers, directors and employees, from and against any and all claims, demands, losses, liabilities, actions, lawsuits and other proceedings, judgments and awards, and costs and expenses (including reasonable legal fees on a solicitor and his own client full indemnity basis), arising directly or indirectly, in whole or in part, out of obligations or liabilities incurred by Mass as agent for KHD or out of the gross negligence or any wilful act or omission of KHD in connection with this Agreement.

5.3	Indemnification Procedures

If any third party claim is commenced against a party who is entitled to indemnification under this Agreement (an “Indemnified Party”), notice thereof shall be given to the other party (the “Indemnifying Party”) as promptly as practicable. If, after such notice, the Indemnifying Party shall acknowledge that this Section 5.3 applies with respect to such claim, then the Indemnifying Party shall be entitled, if it so elects, in a notice promptly delivered to the Indemnified Party, but in no event less than ten (10) days prior to the date on which a response to such claim is due, to immediately take control of the defense and investigation of such claim and to employ and engage attorneys reasonably acceptable to the Indemnified Party to handle and defend the same, at the Indemnifying Party’s sole cost and expense. Where conflicting interests so require, the Indemnified Party shall have separate counsel, at the Indemnifying Party’s expense. The Indemnified Party shall cooperate, at the cost of the Indemnifying Party, in all reasonable respects with the Indemnifying Party and its attorneys in the investigation, trial and defense of such claim and any appeal arising therefrom; provided, however, that the Indemnified Party may, at its own cost and expense, participate, through its attorneys or otherwise, in such investigation, trial and defense of such claim and any appeal arising therefrom. No settlement of a claim pursuant to this Section 5.3 that involves a remedy other than the payment of money by the Indemnifying Party shall be entered into without the consent of the Indemnified Party, which consent shall not be unreasonably withheld. After notice by the Indemnifying Party to the Indemnified Party of its election to assume full control of the defense of any such claim, the Indemnifying Party shall not be liable to the Indemnified Party for any legal expenses incurred thereafter by such Indemnified Party in connection with the defense of that claim. If the Indemnifying Party does not assume full control over the defense of a claim subject to such defense as provided in this Section 5.3, the Indemnifying Party may participate in such defense, at its sole cost and expense, and the Indemnified Party shall have the right to defend the claim in such manner as it may deem appropriate, at the cost and expense of the Indemnifying Party.

ARTICLE 6
RIGHT OF FIRST REFUSAL
6.1	If KHD receives a bona fide offer from a third party (the “Offeror”) to purchase all or substantially all of the assets (the “Bank Assets”) of MFC Merchant Bank or to purchase 50% or more of the outstanding shares (the “Bank Shares”) of MFC Merchant Bank, KHD shall grant to Mass a right of first refusal with respect to the Bank Assets or the Bank Shares, as the case may be, on the terms and conditions as follows (the “Right of First Refusal”):
(a)	KHD shall:
(i)	deliver to Mass a written notice (the “Notice”) stating its intention to sell or otherwise transfer the Bank Assets or the Bank Shares (as the case may be), the name of the Offeror, a list of the assets to be transferred to the Offeror or the class and number of shares to be transferred to the Offeror, the cash price or other consideration for which KHD proposes to transfer the Bank Assets or the Bank Shares (the “Offered Price”) and the material terms and conditions of the proposed transfer (the “Offer Terms”); and

(ii)	offer the Bank Assets or Bank Shares at the Offered Price and on the Offer Terms to Mass or its assignee or grant to Mass the right to assist in the sale or transfer of the Bank Assets or Bank Shares, as the case may be.
(b)	At any time within ten (10) Business Days after receipt of the Notice, Mass and/or its assignee(s) may:
(i)	by giving written notice to KHD, elect to purchase all, but not less than all, of the Bank Assets or Bank Shares proposed to be transferred to the Offeror at the purchase price and on the terms determined in accordance with this Section; or

(ii)	by giving written notice to KHD, elect to assist with the sale of the Bank Assets or the Bank Shares, and as consideration for such assistance earn five per cent (5%) of the Offered Price as commission.
(c)	The purchase price (the “Purchase Price”) for the Bank Assets or the Bank Shares purchased by Mass or its assignee under this Section shall be the Offered Price, and the terms and conditions of the transfer shall be identical in all material respects to the Offer Terms. If the Offered Price includes consideration other than cash, the cash equivalent value of the non-cash consideration shall be determined by the Board of Directors of Mass in good faith.

(d)	Payment of the Purchase Price shall be made, at the option of Mass or its assignee, in cash, by cancellation of all or a portion of any outstanding indebtedness, or by any combination thereof, in any case in accordance with the Offer Terms, within twenty (20) Business Days after delivery of the written notice by KHD as set forth in this Section, provided that such period shall be extended as necessary to seek and obtain all necessary approvals of any governmental or regulatory authorities.
(e)	If all of the Bank Assets or the Bank Shares proposed in the Notice to be transferred to the Offeror are not purchased by Mass and/or its assignee as provided in this Section, then subject to Subsection 6.1(b)(ii), KHD may sell or otherwise transfer such Bank Assets or Bank Shares to the Offeror at the Offered Price or at a higher price and on the Offer Terms, provided that such sale or other transfer is consummated within thirty (30) Business Days after the date of the Notice, or such longer period as is required to seek and obtain all necessary approvals of any governmental or regulatory authorities and provided further that any such sale or other transfer is affected in accordance with all applicable laws. If the Bank Assets or the Bank Shares are not transferred to the Offeror within such period, a new Notice shall be given to Mass, and Mass and/or its assignee shall again be offered the Right of First Refusal before any Bank Assets or Bank Shares may be sold or otherwise transferred by KHD.

(f)	Completion of any transfer of the Bank Assets and Bank Shares pursuant to Section 6.1(d) or 6.1(e) shall be subject to receipt of the necessary approvals from the applicable banking regulatory authorities.
ARTICLE 7
TERM, RENEWAL, TERMINATION AND AMENDMENT
7.1  Term, Renewal and Termination
(a)	The initial term of this Agreement shall commence on the date of this Agreement and, subject to earlier termination or renewal as provided in this Agreement, shall terminate on the third anniversary of the date of this Agreement (the “Initial Term”).

(b)	Upon expiration of the Initial Term, this Agreement shall automatically renew for a one (1) year renewal period (each, a “Renewal Term”).

(c)	Unless this Agreement is earlier terminated, KHD shall notify Mass at least three (3) months prior to the expiry of the Initial Term or, if in a Renewal Term, three (3) months prior to the expiry of any such Renewal Term of KHD’s desire not to renew this Agreement, otherwise this Agreement shall be automatically renewed on and subject to the same conditions set forth herein.

(d)	This Agreement may be terminated at any time by agreement in writing executed by KHD and Mass.

(e)	In the event of any material breach or default by Mass in regard to the Services, KHD may terminate this Agreement, provided that KHD shall give notice to Mass specifying the material breach or default, and a reasonable period to cure and remedy the default.

(f)	In the event of any material breach or default of this Agreement by KHD, Mass may terminate this Agreement, provided that Mass shall give notice to KHD specifying the material breach or default, and a reasonable period to cure and remedy the default.

(g)	In the event of the termination of this Agreement prior to the expiry of the Initial Term or a Renewal Term, as applicable, the compensation payable to Mass shall be pro-rated to the end of the month of the notice period, and no compensation will be payable from and after the end of the notice period.

(h)	In the event that either KHD or Mass: (i) shall admit in writing its inability to, or be generally unable to, pay its debts as such debts become due; or (ii) shall (1) apply for or consent to the appointment of, or the taking of possession by, a receiver, custodian, trustee, examiner or liquidator of itself or of all or a substantial part of its property or assets, (2) make a general assignment for the benefit of its creditors, (3) file a petition seeking to take advantage of any other law relating to bankruptcy, insolvency, reorganization, liquidation, dissolution, arrangement or winding-up, or composition or readjustment of debts, (4) fail to controvert in a timely and appropriate manner, or acquiesce in writing to, any petition filed against it in an involuntary case under any bankruptcy or insolvency legislation, or (5) take any corporate action for the purpose of effecting any of the foregoing; then the other party may, by giving notice thereof to such party, terminate this Agreement effective as of the date specified in such termination notice.

(i)	Upon termination of this Agreement, Mass shall upon receipt of all sums due and owing, promptly deliver the following in accordance with the directions of KHD:
(i)	a final accounting, reflecting the balance of expenses incurred on behalf of KHD as of the date of termination; and

(ii)	all documents pertaining to KHD or this Agreement, including but not limited to, all books of account, correspondence and contracts, provided that Mass shall be entitled thereafter to inspect, examine and copy all of the documents which it delivers in accordance with this provision at all reasonable times upon three (3) days’ notice to KHD.
7.2	Effect of Termination

In the event of any termination of this Agreement, the provisions hereof will become void and no party will have any liability to any other party in respect of this Agreement, except in respect of any breach of this Agreement, which occurred on or before the termination of this Agreement.

7.3	Force Majeure

Mass shall not be responsible or liable in any way for any delays in or suspension of performance of its obligations under this Agreement caused by: (i) acts of God; (ii)

restrictions, regulations or orders of any governmental authority or agency or subdivision thereof or delays caused by such authorities or agencies; (iii) strikes or labour disputes; (iv) fires or other loss of facilities; (v) utility, communication or transportation delays or failures that materially affects Mass’s ability to deliver the Services; (vi) acts of war (whether declared or undeclared), terrorism, sabotage or the like; or (vii) any other causes beyond the reasonable control, and not the result of the fault or neglect, of Mass that materially affects
Mass’s ability to deliver the Services.
7.4	Amendment

Subject as hereinafter provided, this Agreement may, at any time and from time to time, be amended by written agreement of KHD and Mass (or, in the case of a waiver, by written instrument of the party giving the waiver) without, subject to applicable law, notice to or authorization on the part of the shareholders of KHD or Mass. Without limiting the generality of the foregoing, any such amendment may:
(a)	change the time for performance of any of the obligations or acts of the parties hereto;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document to be delivered pursuant hereto; or

(c)	waive compliance with or modify any of the covenants herein contained or waive or modify performance of any of the obligations of the parties hereto.
Notwithstanding the foregoing, the terms of this Agreement shall not be amended in a manner prejudicial to KHD or Mass without the approval of KHD or Mass, as the case may be.
ARTICLE 8
GENERAL PROVISIONS
8.1	Assignment

Mass shall not assign this Agreement or any portion of this Agreement either voluntarily, involuntarily or by operation of law, without KHD’s prior written approval.

8.2	Notices

All notices and other communications hereunder shall be in writing and shall be delivered by hand to the parties at the following addresses or sent by telecopy at the following telecopier numbers or at such other addresses or telecopier numbers as shall be specified by the parties by like notice:

(a)	if to KHD:
Unit 803
8/F Dina House
Ruttonjee Centre
11 Duddell Street, Central
Hong Kong SAR
China
Attention: Jim Busche
Telecopy: 852-2537-3689
(b)	if to Mass:
Unit 803
8/F Dina House
Ruttonjee Centre
11 Duddell Street, Central
Hong Kong SAR
China
Attention: Michael J. Smith
Telecopy: 852-2537-3689
The date of receipt of any such notice shall be deemed to be the date of delivery thereof or, in the case of notice sent by telecopy, the date of successful transmission thereof (unless transmission is received after normal business hours, in which case the date of receipt shall be deemed to be the next Business Day).

8.3	Survival of Representations, Warranties and Covenants

The respective representations, warranties and covenants of KHD and Mass contained herein shall expire with, and be terminated and extinguished upon, the completion or termination of this Agreement, except for the provisions of Section 4.5, 4.6, 4.7, 4.8, Article 5 and Section 8.3 which shall survive as continuing covenants following the completion or termination of this Agreement.

8.4	Solicitation

During the Initial Term and any Renewal Term, neither party shall directly solicit any employees of the other party without such party’s consent.

8.5	Applicable Law

This Agreement shall be governed by, and construed in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein and shall be treated in all respects as a British Columbia contract.

8.6	Binding Effect and Assignment

This Agreement and all the provisions hereof shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither this Agreement nor any of the rights hereunder or under the Restructuring Agreement shall be assigned by any of the parties hereto without the prior written consent of the other party hereto.

8.7	Time of Essence

Time shall be of the essence of this Agreement.

8.8	Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original, and each signed copy sent by electronic facsimile transmission shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

8.9	Further Assurances

Each party shall make, do and execute, or cause to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be reasonably required in order to implement this Agreement.
IN WITNESS WHEREOF each of the parties hereto has executed this Agreement as of the date first written above.
KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

Per:	/s/ Michael J. Smith
Authorized Signatory
MASS FINANCIAL CORP.

Per:	/s/ Michael J. Smith
Authorized Signatory

SCHEDULE A
BANK SERVICES
KHD’s and Mass’s respective functions and responsibilities include those (i) described in this Schedule, (ii) identified by charts or responsibility matrices, and (iii) not specifically described in this Schedule but required for proper performance and inherent in or necessary sub-tasks for the functions described (unless specifically excluded).
The Bank Services shall include the following:
(a)	advising KHD on investment strategies;

(b)	identification of potential business opportunities for merchant bank activities;

(c)	advising KHD on the financing structure for MFC Merchant Bank;

(d)	providing support to MFC Merchant Bank, upon request of KHD, with the implementation of merchant bank transactions;

(e)	analyzing business propositions submitted to KHD by MFC Merchant Bank;

(f)	identification of co-financing partners for KHD and, upon request, for MFC Merchant Bank;

(g)	offering to KHD and, upon request, to MFC Merchant Bank, general advisory capacities related to financial services; and

(h)	such other services as may be agreed to by the parties from time to time.

SCHEDULE B
COMPENSATION
1.	As compensation for providing the Bank Services, KHD shall pay to Mass, on the terms and conditions set out in the Agreement and amended by KHD and Mass from time to time, fifteen percent (15%) of the after tax profits (calculated accordingly to applicable banking laws of Switzerland).

2.	As compensation for providing the Royalty Services, KHD shall pay to Mass, on the terms and conditions set out in the Agreement and amended by KHD and Mass from time to time, eight percent (8%) of the royalty income (net of all mining and related taxes) that Cade receives in connection with the Wabush Mine.

3.	All compensation and reimbursements payable by KHD to Mass under this Agreement shall be paid by KHD to Mass within sixty (60) days of Mass rendering to KHD an invoice for such amounts.